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                               December 20, 2023

       Mark Stolper
       Chief Financial Officer
       RadNet, Inc.
       1510 Cotner Avenue
       Los Angeles, CA 90025

                                                        Re: RadNet, Inc.
                                                            Form 10-K filed
March 1, 2023
                                                            File No. 1-33307

       Dear Mark Stolper:

               We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

       Form 10-K filed March 1, 2023

       Results of Operations, page 38

   1. Please expand your disclosure to identify the specific factors that caused the 2022 "Net income attributable to
noncontrolling interests" to increase by 17% whereas both your operating income and
pre-tax income decreased significantly. Similarly, it is not clear why the corresponding 2023
variances are similarly disproportionate. The expanded disclosure should identify the
specific causal factors relevant to the period presented and not merely reference speculative
factors that could impact the account balance. See Item 303(b) of
                                                        Regulation S-K.
       Interest Expense, page 42

   2.                                                   The $39.6 million 2022
gain from interest rate swaps comprised 92% of your pre-tax
                                                        income. However, it is
not clear from the existing MD&A disclosure what specific events and circumstances
ocurred in 2022 to precipitate this gain. Further, it is not clear how this gain impacted your
provision for income taxes. Additionally, it is not clear what the liquidity impact of
these derivatives has been in the periods presented and what your maximum loss exposure
is on these investments. For example, if you received cash
                                                        payments from these
investments due to increased market interest rates in 2022 and the impact was to offset
the higher interest payments required on your variable rate debt then
 Mark Stolper
RadNet, Inc.
December 20, 2023
Page 2
         please provide a quantified disclosure that illustrates this outcome. Please expand your disclosures to clarify these issues in light of the significant financial statement impact. See
         Item 303(b)(1) of Regulation S-K.
Non-GAAP Financial Measures, page 43

3. Your disclosures here and in your Form 10-Q's indicate that Adjusted EBITDA is used as both a performance measure and as a liquidity measure. In this regard, we note that you use it to measure your cash generated from operations. Please expand your disclosures to include a reconciliation between Adjusted EBITDA and GAAP operating cash flows.
         Also, please do not adjust out any cash settled expenses or liabilities. See Item 10(e) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,
FirstName LastNameMark Stolper
                                                                Division of
Corporation Finance
Comapany NameRadNet, Inc.
                                                                Office of
Industrial Applications and
December 20, 2023 Page 2                                        Services
FirstName LastName